HC Capital Trust Intermediate Term Municipal Bond Portfolio

Amendment No. 1 to the Portfolio Management Agreement

Amendment, made as of July 1, 2012, to the Portfolio Management Agreement dated February 11, 2009 (the "Agreement") between the HC Capital Trust (formerly known as the "Hirtle Callaghan Trust"), an investment company registered under the Investment Company Act of 1940 as an open-end, series, management investment company, and Standish Mellon Asset Management Company, LLC ("Portfolio Manager"). All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, Hirtle Callaghan & Co., LLC ("Hirtle Callaghan" or "HCC") is a registered investment adviser that serves as the primary investment adviser to the Trust through its "HC Capital Solutions" operating division and provides similar services to certain other investment advisory clients ("Other Hirtle Accounts"); and

WHEREAS, Portfolio Manager provides day-to-day portfolio management services to the HC Capital Trust Intermediate Term Municipal Bond Portfolio ("Portfolio"), a separate series of the Trust, pursuant to the Agreement, as well as to certain Other Hirtle Accounts pursuant to a Separately Managed Account Agreement; and

WHEREAS, the Portfolio Manager has proposed to amend the Agreement in a manner that will reduce the fee payable to the Portfolio Manager under certain circumstances as more fully set forth herein, and the Trust has determined that such amendment is in the interests of the shareholders of the Portfolio;

NOW, THEREFORE, it is hereby agreed that Section 4 of the Agreement will be replaced in its entirety by the following:

4. Expenses and Compensation. Except for expenses specifically assumed or agreed to be paid by the Portfolio Manager under this Agreement, the Portfolio Manager shall not be liable for any expenses of the Portfolio or the Trust, including, without limitation; (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio; and
(iii) custodian fees and expenses. For its services under this Agreement, the Portfolio shall pay to the Portfolio Manager a maximum annual fee of 0.20% of the average daily net assets of the Account ("Maximum Fee").

(b) Subject to the foregoing, the actual fee that the Portfolio Manager shall be entitled to receive from the Portfolio shall be calculated daily and payable quarterly based on Average Quarterly Net Assets as defined below at the following annual rates.

0.25% on assets up to $100 million;
0.15% on assets in excess of $100 million.

(c)  For purposes of this Agreement:

(i) "Combined Assets" shall mean the sum of (i) the net assets of the Account; and (ii) the net assets of each of those separately managed accounts advised by Hirtle Callaghan & Co. LLC for which Portfolio Manager provides day-to-day portfolio management services (the "Other Hirtle Accounts").


(ii) "Average Quarterly Net Assets" shall mean the average of the average daily net asset values of the Account during the calendar quarter and the average of the month end market values of the Other Hirtle Accounts as of the last trading day of each of the three months in the calendar quarter. It is understood that the average daily net asset value of the Account shall be calculated by the Trust in accordance with the policies of the Trust as set forth in the Trust's prospectus as it may be amended from time to time and that the net asset value of the Other Hirtle Accounts shall be calculated by the Portfolio Manager unless otherwise expressly agreed in writing and that income accruals and receivables shall be included in making such calculation.

(iii) The fee payable to Portfolio Manager shall be paid and billed in arrears based on the Average Quarterly Net Assets during the preceding calendar quarter. The fee payable shall be calculated by applying the annual rate, as set forth in the fee schedule above, to the Average Quarterly Net Assets, and dividing by four; and multiplying by a factor that is equal to the proportion that average quarterly net assets of the Account bears to the Combined Assets.

(iv) For a calendar quarter in which this Agreement becomes effective or terminates, the portion of the Portfolio Manager's fee due hereunder with respect to the Account shall be prorated on the basis of the number of days that the Agreement is in effect during the calendar quarter.

This Amendment may be executed in any number of counterparts by the parties hereto (including facsimile transmission), each of which counterparts when so executed shall constitute an original, but the counterparts when together shall constitute the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized representatives as of the date first above written.


HC CAPITAL TRUST

\s\ Colette Bull
By: Colette Bull
Title: Vice President and Treasurer

STANDISH MELLON ASSET MANAGEMENT COMPANY, LLC

\s\ Daniel A. Rabasco
By: Daniel A. Rabasco
Title: CIO